Mail Stop 4561

June 2, 2009

Mr. John J. Park
Chief Financial Officer
Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL 60069

> **Re: Hewitt Associates, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **File No. 1-31351**

Dear Mr. Park:

We have reviewed your response letter filed on May 6, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to our comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A Proxy Statement

Compensation Discussion and Analysis, page 15

1. With respect to our prior comments 2, 3 and 4, please supplementally provide us with revised disclosure for fiscal year 2008 in response to these comments. In addition, we note the second paragraph of your response to comment 3 in our letter dated March 31, 2009. With regard to qualitative performance factors, in future filings and supplementally to us, please also specifically disclose the qualitative goals that each NEO met during the prior fiscal year rather than only providing examples of the types of qualitative goals taken into consideration.

Such disclosure will provide your investors a complete understanding of how such compensation was awarded.

Form 10-K for the fiscal year ended September 30, 2008

Financial Statements

Note 2 Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 59

2. We have reviewed your response to comment number 9. Please tell us the historical retention rates experienced by the Registrants for each of the three operating segments which support management's representations that existing customers will provide cash flows well beyond the contract terms.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief